Mail Stop 3561

March 5, 2008

Michael J. Kowalski
Chairman and Chief Executive Officer
Tiffany & Co.
727 Fifth Avenue
New York, New York 10022

> **Re:**   **Form 10-K for Fiscal Year Ended January 31, 2007**
> **Filed March 30, 2007**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 12, 2007**
> **Form 10-Q for the Fiscal Quarter Ended April 30, 2007**
> **Filed June 4, 2007**
> **Form 10-Q for the Fiscal Quarter Ended July 31, 2007**
> **Filed August 30, 2007**
> **Form 10-Q for the Fiscal Quarter Ended October 31, 2007**
> **Filed November 30, 2007**
> **File No. 1-9494**

Dear Mr. Kowalski:

We have reviewed your response letter dated February 11, 2008 and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us how you intend to comply. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Trademarks, Page K-12

1.   We note your response to prior comment seven from our letter dated January 29, 2008. Please provide us with sample disclosure of the current status of the litigation filed by Tiffany against eBay, Inc. as of a recent date.

Seasonality, page K-17

2.	We note your response to prior comment ten from our letter dated January 29, 2008. Please provide us with sample disclosure of your proposed revisions regarding the seasonality of the company's business.

Risk Factors, page K-18

3.	We note your response to prior comment 11 in our letter dated January 29, 2008. Please provide us with your proposed revisions to the risk factors.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page K-27

4.	We note your response to prior comment 13 from our letter dated January 29, 2008. Please provide us with your proposed disclosure regarding the steps Tiffany takes to maintain its brand as well as how such steps have or will affect the company's business, including its products, store locations and other strategic initiatives of the company.

Item 8. Financial Statements and Supplementary Data
Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note A – Nature of Business, page K-50

5.	We note your response to comment 25 of our letter dated January 29, 2008 regarding certain aspects of the disclosure of your business relationship with Mitsukoshi Ltd. of Japan. We continue to believe your disclosure should include disclosure similar to that included in your response to clarify for investors the extent and significance of these operations for all periods presented. Your response indicated that you plan to revise your disclosure under Item 1-Business accordingly. Please show what your revised disclosure will look like.

Note L. Commitments and Contingencies, page K-64

6.	We note your response to comment 29 of our letter dated January 29, 2008 regarding your evaluation of your arrangement to provide a $35 million credit facility to finance the development, construction and the operations of the Jericho Diamond Mine which is operated by the Tahera Diamond Corporation. As noted in your response, it appears that you have the right to purchase all diamonds from Jericho that meet your quality standards, as well as sell for a commission all of the remaining diamonds under the terms of your Purchase Agreement. In this regard, please provide us the reasons why you do not consider the Jericho Diamond Mine to be a separate entity that is deemed to be a business under the definition in Appendix C of FIN 46(R), which would be subject to consolidation under the requirements of FIN 46 (R).

Note R. Segment Information, page K-77

7.   We note your response to comment 30 of our letter dated January 29, 2008 regarding   why you believe aggregating your manufacturing operations with your retail sales operations complies with the requirements of SFAS 131. With respect to the CODM function, you state in your response that one member of the CODM group manages and reviews the separate, discrete financial information of your manufacturing operations. It would appear that this reporting relationship satisfies the requirements of paragraph 12 of SFAS 131. Further, the information provided in your response suggest to us that your manufacturing operations meets the requirements of paragraph 10 and would be considered an operating segment under SFAS 131. Accordingly, please provide us with a detailed explanation of your basis for aggregating the manufacturing operations with your retail sales operations in complying with the requirements of paragraph 17 of SFAS 131.

Definitive Proxy Statement on Schedule 14A
Compensation Discussion and Analysis, page PS-19

8.   We note your response to prior comment 35 in our letter dated January 29, 2008. Please confirm that you will disclose the current EPS and ROA goals on which performance-based restricted stock awards are based in the Compensation Discussion and Analysis section of the proxy statement.

Competitive Compensation Analysis, page PS-22

9.   We note your response to prior comment 36 in our letter dated January 29, 2008 that "the Company will disclose that the Company engages in benchmarking annually." If the company does in fact engage in benchmarking by setting the executive's salary to a particular mark, please disclose the mark and the underlying components of the mark, including the identity of the companies described in the bullet points at the top of page PS-23. See Item 402(b)(xiv) of Regulation S-K. See also *Staff Observations in the Review of Executive Compensation Disclosure* (http://www.sec.gov/divisions/corpfin/guidance/execcompdisclosure.htm) (October 9, 2007).

*****

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or Donna Di Silvio, Senior Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Blair Petrillo, Staff Attorney, at (202) 551-3550, Mara Ransom, Legal Branch Chief at (202) 551-3264, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director